FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

Update regarding the Extraordinary General Meeting of Shareholders of NBG

National Bank of Greece announces that today, 19 April 2013, it held an Extraordinary General Meeting of its Shareholders in the Melas Building, Athens. The Meeting was attended by Shareholders representing 18.21%, i.e. less than 2/3, of the paid up share capital.

As a result, the quorum required by the Articles of Association and Codified Law 2190/1920 and Law 3723/2008 to take a decision on any item on the agenda was not forthcoming.

Accordingly, discussion and decision-taking in respect of the items on the agenda will take place at the 1st Repeat General Meeting, which, as already announced in the Invitation, is scheduled to take place at 13:00 on Wednesday, 24 April 2013 at the same venue.

A new invitation to the Repeat General Meeting will not be published, since, pursuant to article 29.4 of Codified Law 2190/1920, as amended by article 7 of Law 3884/2010, in force, the venue and time of the 1st Repeat General Meeting have already been scheduled in the initial invitation, as duly published. The same applies in the event that it is necessary to hold a 2nd Repeat General Meeting.

Athens, 19 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 22nd April, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer